Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Nuvalent, Inc.

One Broadway, 14th Floor

Cambridge, MA 02142

Attn: James R. Porter, Chief Executive Officer

Telephone: (857) 357-7000

July 16, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park, Jeffrey Gabor

Re: Nuvalent, Inc.

Registration Statement on Form S-1

File No. 333-257730

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Nuvalent, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 25, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 confidentially submitted to the Commission on May 28, 2021 and subsequently filed by the Company with the Commission on July 7, 2021 (File No. 333-257730) (the “Registration Statement”). We submit this supplemental letter to further address comment 11 of the Comment Letter. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to rule 83 of the Commission’s Rules on

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

Nuvalent, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Alex Balcom, Chief Financial Officer, Nuvalent, Inc., One Broadway, 14th Floor, Cambridge, MA 02142, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

11.    Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation and beneficial conversion features. Please discuss with the Staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company and its board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant which have included:

•	the prices at which the Company sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to the Company’s common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status of preclinical studies for its drug candidates;

•	the Company’s stage of development and commercialization and the Company’s business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

As presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgements and Estimates – Stock-Based Compensation” in the Company’s Registration Statement, the following table summarizes by grant date the number of shares subject to options granted since January 1, 2021, the per share exercise price of the options and the fair value of common stock underlying the options on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Options
February 16, 2021	3,054,329	$0.20	$0.20	$0.14
April 29, 2021	10,070,973	$1.28	$1.28	$0.87
June 3, 2021	1,885,000	$2.03	$2.03	$1.37
June 22, 2021	545,000	$2.23	$2.23	$1.51

The Company obtained third-party valuations of its common stock which resulted in valuations of $0.20 per share as of February 5, 2021, $1.28 per share as of April 27, 2021, $2.03 per share as of June 2, 2021, and $2.23 per share as of June 17, 2021.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

(i) determining the value of an enterprise, or enterprise value, such as the cost, market and income approaches, and (ii) various methodologies for allocating enterprise value to a company’s capital structure, specifically the common stock.

In accordance with the Practice Guide, the Company used the methodologies, approaches and assumptions of the following methods for allocating the enterprise value across its classes and series of capital stock, including its common stock, at each valuation date:

•

Option Pricing Method - The option pricing method (“OPM”) uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total shareholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes closed form option pricing model is typically employed in this analysis, with an option term assumption that is consistent with the Company’s expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.

•

Probability Weighted Expected Return Method - The probability weighted expected return method (“PWERM”) values each class of equity based on an analysis of the range of potential future enterprise values of the company and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each such liquidity event. These different scenarios typically include an initial public offering, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

•

Hybrid Method - The hybrid method is a hybrid of the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of the scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when the company has transparency into one or more near term exits but is unsure what will occur if the current plans are not executed.

The Company respectfully advises the Staff that it will, in a pre-effective amendment to the Registration Statement, revise the disclosure under the heading “Critical accounting policies and significant judgments and estimates—Stock-based compensation” to reflect the third-party valuations obtained on June 2, 2021 and June 17, 2021 and also to add disclosure about the additional methodologies used for valuation of the Company’s common stock in connection with such valuations.

February 5, 2021 Valuation

The third-party valuation as of February 5, 2021 (the “February 2021 Valuation”) was prepared using a market approach, specifically the indexing approach, to estimate the Company’s enterprise value and the OPM to allocate the equity value to the Company. The enterprise value of the Company was determined to be approximately $75.5 million. The third-party valuation firm used the OPM to allocate the enterprise value using an estimated volatility of 87.1%, an option term of 2.0 years, a risk-free rate of 0.09%, and a discount for lack of marketability (“DLOM”) of 28.0% which was implied using put option models. These variables resulted in a value per common share of $0.20 as of February 5, 2021. The Company did not utilize the PWERM or Hybrid methods with an IPO scenario as the Company did not have imminent plans for an IPO.

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

In February 2021, the Company received $10.0 million upon the issuance and sale of 22,486,302 shares of Series A preferred stock at a price per share of $0.4447152 in the final tranche of its Series A preferred financing. This tranche was contingent upon the Company achieving certain development milestones. On February 5, 2021 the investors and Board waived the milestone and agreed to proceed with the closing. In addition, in February 2021, the Company initiated the Series B financing and commenced discussions with potential investors.

The Board relied, in part, on the February 5, 2021 valuation in its determination of the fair value of common stock of $0.20 per share as of February 5, 2021 when it granted options in February 2021 for the purchase of an aggregate of 3,054,329 shares of common stock. From February 5, 2021 to February 16, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $0.20 per share from February 5, 2021 to February 16, 2021.

April 27, 2021 Valuation

The third-party valuation as of April 27, 2021 (the “April 2021 Valuation”) was prepared using a market approach, specifically the last round of financing consisting of newly authorized Series B preferred stock, to estimate the Company’s enterprise value and the OPM to allocate the equity value to the Company. In April 2021, the Company issued and sold 65,223,679 shares of Series B preferred stock at a per share price of $2.07 for gross proceeds of $135.0 million, primarily to new investors. Because the financing consisted primarily of third-party investors, it was determined to be an arm’s-length transaction that reasonably reflected the expected economics of the Company. The enterprise value of the Company was determined to be approximately $381.8 million. The third-party valuation firm used the OPM in both an M&A exit scenario and IPO exit scenario to allocate the enterprise value. In the M&A exit scenario, the OPM was performed using an estimated volatility of 98.0%, an option term of 2.3 years, a risk-free rate of 0.22%, and a DLOM of 20.0% which was implied using put option models. In the IPO exit scenario, the OPM was performed using an estimated volatility of 87.0%, an option term of 0.3 years, a risk-free rate of 0.01% and a DLOM of 15.0%, which was implied using put option models. The M&A exit scenario and IPO exit scenario values were weighted 75% and 25%, respectively, resulting in a value per common share of $1.28 as of April 27, 2021. The Company did not utilize the PWERM or Hybrid methods with an IPO scenario as the Series B preferred stock transaction provided $135.0 million of cash to fund the Company to meet its operating needs for at least the next twelve months.

The Board relied, in part, on the April 2021 Valuation in its determination of the fair value of common stock of $1.28 per share as of April 27, 2021 when it granted options in April 2021 for the purchase of an aggregate of 10,070,973 shares of common stock.

June 2, 2021 Valuation

The third-party valuation as of June 2, 2021 (the “June 2, 2021 Valuation”) was prepared using a hybrid method, which used a market approach, specifically the indexing method and transaction method, as indicators of equity value.

The June 2, 2021 Valuation considered two future-event scenarios: an M&A exit scenario and an IPO scenario. The enterprise values of the Company in the M&A scenario and the IPO scenario were determined using the indexing method and a market approach, respectively. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the shares of preferred stock as compared to the shares of common stock prior to the IPO. The enterprise value of the Company was determined to be approximately $381.8 million using the M&A scenario and $750.0 million (adjusted to $766.8 million after considering option proceeds) using the IPO transaction scenario.

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

The third-party valuation firm used the OPM in the M&A exit scenario to allocate the enterprise value. In the M&A exit scenario, the OPM was performed using an estimated volatility of 98.3%, an option term of 2.2 years, a risk-free rate of 0.18%, and a DLOM of 20.0% which was implied using put option models.

In the IPO exit scenario, the third-party valuation expert used the PWERM to allocate enterprise value. In the IPO exit scenario, the future enterprise value at an expected IPO date of July 31, 2021 was projected at $766.8 million and was based on the median of a range of IPO transactions analyzed from a peer group. The DLOM applied to the fair value of common stock was estimated to be 15.0% in the IPO exit scenario, which was implied using put option models.

The June 2, 2021 Valuation probability weighted the M&A scenario at [***]% and the IPO scenario at [***]% resulting in a value per common share of $2.03 as of June 2, 2021. The IPO weighting reflected the Company’s progress towards an IPO including:

•

On April 30, 2021, the Company convened an IPO organizational meeting with investment bankers and advisors to preserve the ability to submit a confidential draft registration statement filing to the Commission in the third quarter of 2021.

•	On May 28, 2021, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

•

The Company, in consultation with its Board and its underwriters, further implemented its plans for a potential IPO being consummated in the third quarter of 2021, pending market conditions and SEC review, including incurring additional professional advisor fees, hiring additional members of its finance team, and otherwise preparing for post-IPO operations.

•

The Company continued its specific program research during this period despite the intermittent challenges of the COVID-19 pandemic and, with some prioritization and relocation of resources, largely maintained its development timelines through this period, including continuing to track to the submission of its first investigational new drug application with the U.S. Food and Drug Administration in the first half of 2021 and preparing for the commencement of clinical trials in the second half of 2021.

The Board relied, in part, on the June 2, 2021 Valuation in its determination of the fair value of common stock of $2.03 per share as of June 2, 2021 when it granted options in June 2021 for the purchase of an aggregate of 1,885,000 shares of common stock.

June 17, 2021 Valuation

The third-party valuation as of June 17, 2021 (the “June 17, 2021 Valuation”) was prepared using a hybrid method, which used a market approach, specifically the indexing method and transaction method, as indicators of equity value.

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

The June 17, 2021 Valuation considered two future-event scenarios: an M&A exit scenario and an IPO scenario. The enterprise values of the Company in the M&A scenario and the IPO scenario were determined using the indexing method and a market approach, respectively. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the shares of preferred stock as compared to the shares of common stock prior to the IPO. The enterprise value of the Company was determined to be approximately $400.9 million using the M&A scenario and $750.0 million (adjusted to $769.5 million after considering option proceeds) using the IPO transaction scenario.

The third-party valuation firm used the OPM in the M&A exit scenario to allocate the enterprise value. In the M&A exit scenario, the OPM was performed using an estimated volatility of 97.8%, an option term of 2.1 years, a risk-free rate of 0.25%, and a DLOM of 20.0% which was implied using put option models.

In the IPO exit scenario, the third-party valuation expert used the PWERM to allocate enterprise value. In the IPO exit scenario, the future enterprise value at an expected IPO date of July 31, 2021 was projected at $769.5 million and was based on the median of a range of IPO transactions analyzed from a peer group. The DLOM applied to the fair value of common stock was estimated to be 15.0% in the IPO exit scenario, which was implied using put option models.

The June 17, 2021 valuation probability weighted the M&A scenario at [***]% and the IPO scenario at [***]% resulting in a value per common share of $2.23 as of June 17, 2021.

The Board relied, in part, on the June 17, 2021 Valuation in its determination of the fair value of common stock of $2.23 per share as of June 17, 2021 when it granted options in June 2021 for the purchase of an aggregate of 545,000 shares of common stock.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by the Company based, in part, on discussions between the Company and the underwriters. Prior to July 12, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. The factors considered in setting the Preliminary Price Range included:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector;

•	progress and stage of development of the Company’s development programs;

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

•	an assumption that there would be a receptive public trading market for biotechnology companies such as the Company;

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company; and

•	input received from the lead underwriters, including discussions that took place on July 16, 2021 with senior management of the Company and its Board; and

•	input received from the Company’s “testing-the-waters” meetings.

The Company believes that the difference between the fair value of its common stock as of June 17, 2021 of $2.23 per share, which does not reflect the anticipated Stock Split, and the midpoint of the Preliminary Price Range of approximately $[***] per share of its common stock is a result of the following factors:

•

Since June 17, 2021, the Company has taken several steps towards the completion of an IPO, including conducting approximately 45 “testing-the-waters” meetings with prospective investors, at which the Company received positive feedback from such investors, and responding to initial SEC comments and publicly filing the Registration Statement with the Commission on July 6, 2021. Each of these steps has increased the probability that the Company will complete an IPO.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the June 17, 2021 Valuation, which considered an additional potential outcome with lower valuations of the Company’s common stock. Specifically, in the June 17, 2021 Valuation, the probability weighting for the IPO scenario was [***]%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the June 17, 2021 valuation would have been $3.40 per share (before giving effect to any discount for lack of marketability), rather than $[***] per share, which represents the midpoint of the Preliminary Price Range.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the June 17, 2021 Valuation. The discount for lack of marketability in the valuation that was applied to the IPO exit scenario was 15.0%.

•

The successful completion of the IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

•

The holders of the Company’s preferred stock have substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of the

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.

proposed IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the destruction or return of the unredacted version of this letter. The Company believes that the destruction or return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please destroy this letter and confirm such destruction to the undersigned at SAshfaq@goodwinlaw.com, or return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Broadway, 14th Floor, Cambridge, Massachusetts, 02142.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7238.

Sincerely,

/s/ Sarah Ashfaq
Sarah Ashfaq

cc:	Jim Porter, Nuvalent, Inc.

Alex Balcom, Nuvalent, Inc.

Richard Hoffman, Goodwin Procter LLP

Alicia Tschirhart, Goodwin Procter LLP

Arthur Robinson, Simpson Thacher & Bartlett LLP

Jean Park, Simpson Thacher & Bartlett LLP

CONFIDENTIAL TREATMENT REQUESTED BY NUVALENT, INC.